SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____ )*

EFactor Group Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28201T104

(CUSIP Number)

December 15, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28201T104                                             13G                                             Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS FreedomLab B.V.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,994,353
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 7,994,353
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,994,353
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 28201T104                                             13G                                             Page 3 of 5 Pages

Item 1.

(a)

Name of issuer:

EFactor Group Corp

(b)

Address of issuer’s principal executive offices:

425 2nd Street, Suite 100,

San Francisco, California 94107

Item 2.

(a)

Names of persons filing:

FreedomLab B.V.

(b)

Address of principal business office or, if none, residence:

Plantage Middenlaan 62

1018 DH Amsterdam, the Netherlands

(c)

Citizenship or Place of Organization:

Netherlands

(d)

Title of class of securities:

Common Stock

(e)

CUSIP No.:

28201T104

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  7,994,353 shares

(b)

Percent of class:  6.8%

This percentage was calculated based on a total of 117,960,651 shares outstanding. This number was derived from the issuer’s Form 10-Q report filed with the Securities and Exchange Commission on November 14, 2014, which disclosed that 117,960,651 shares of Common Stock were outstanding as of November 11, 2014.

(c)

Number of shares as to which the persons have:

(i)

Sole power to vote or to direct the vote:

7,994,353

(ii)

Shared power to vote or to direct the vote:

0

(iii)

Sole power to dispose or to direct the disposition of:

7,994,353

CUSIP No. 28201T104                                             13G                                             Page 4 of 5 Pages

(iv)

Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 28201T104                                             13G                                             Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2014

FreedomLab B.V.

/s/ Wilbert van den Haselkamp
Name:	Wilbert van den Haselkamp
Title:	Director of FreedomLab B.V.